FEDERATED ADVISER SERIES

4000 Ericsson Drive
Warrendale, Pennsylvania 15086-7561

October 26, 2018

Mark Cowan

Senior Counsel

U.S. Securities and Exchange Commission

Division of Investment Management, Disclosure Review Office

100 F Street, N.E.

Washington, DC 20549

RE:       FEDERATED ADVISER SERIES (the “Registrant” or the “Trust”)

Federated Hermes SDG Engagement Equity Fund (the “Fund”)

Class A Shares

Class C Shares

Class R6 Shares

Institutional Shares

1933 Act File No. 333-218374

1940 Act File No. 811-23259

Dear Mr. Cowan:

The Registrant is filing this correspondence to respond to an additional comment of the Staff of the Securities and Exchange Commission (“Staff”) provided on October 23, 2018, in response to the Registrant’s Correspondence dated October 16, 2018 regarding its Post-Effective Amendment No. 4 under the Securities Act of 1933 and Amendment No. 5 under the Investment Company Act of 1940 to the Registration Statement of the above-referenced Trust, with respect to the Fund, filed on August 17, 2018. The response provided applies to both of the Fund’s Statements of Additional Information (SAI).

Comment: With respect to a fund’s concentration policy, the Staff is generally concerned that the disclosed policy be consistent with a fund’s compliance testing procedures and that disclosure of such policy is accurate. However, the Staff objects to the proposed disclosure in the response to Comment 29 regarding treatment of investment companies for purposes of the Fund’s concentration policy. Please revise the underlined phrase in the relevant disclosure, as the Staff believes that it is problematic because the Fund is only considering the concentration of underlying investment companies in which the Fund invests in limited circumstances, as stated in the following disclosure:

“and (e) the Fund will typically consider (i.e., look through to) the concentration of an investment company in which it invests only if that investment company is itself a concentrated portfolio.”

Although individual underlying funds may not be concentrated, when investments of all underlying funds are aggregated, the Fund could end up being concentrated. That is why the Fund needs to consider (i.e., look through) all underlying funds and not just those that are concentrated portfolios, to the extent a fund has sufficient information about the underlying funds’ holdings.

RESPONSE: In response to the Staff’s additional comment, and while the Registrant appreciates the Staff’s view, the Registrant respectfully believes that the disclosure describing the Fund’s monitoring procedures with respect to its treatment of investment companies for the purposes of its policy on concentration is fully consistent with its procedures and that current disclosure is accurate.

The Registrant believes that its monitoring procedures comply with applicable legal requirements, including applicable SEC staff guidance, and are consistent with common industry practice. Additionally, the Registrant is not aware of any SEC requirement to “look through” to underlying investment companies in which the Fund invests for purposes of administering its concentration policy. To the extent that the Fund determines that its investment in an underlying investment company exposes the Fund to a material risk, including significant exposure to a particular industry or group of industries, the Fund will take steps intended to ensure that it has appropriate risk disclosure relating to that investment. Supplementally, the Registrant notes that such exposure is unlikely for the Fund, as any investments in underlying investment companies are expected to be minimal and in broad-based index ETFs (such as those tracking the S&P 500 Index) and other investment companies, including money market funds, that are likely to increase the Fund’s diversification and reduce its concentration.

Therefore, the Registrant continues to respectfully decline to revise the disclosure to indicate that the Fund will look through to the investments of all underlying funds for purposes of industry concentration and affirms that the Fund will continue to look through to the investments only of concentrated portfolios.

If you have any questions on this response, please contact me at (724) 720-8832.

Very truly yours,

/s/ Christina Eifler

Christina Eifler

Senior Paralegal